Exhibit 4.27

Technology Consulting Services Agreement

Party A: Beijing Puda Education Technology Co. Ltd.

Address: No. 75 Suzhou Street, Haidian District, Beijing

Party B: Shenzhen Qianhai Jisen Information Technology Co. Ltd.

Address: Room 201, Building A, No. 1 Qianwan 1st Road, Qianhai Shenzhen Shenzhen-Hong Kong Cooperation Zone, Shenzhen, China

After the cooperation from November 1, 2024 to March 31, 2025, Party A is satisfied with the technology consulting service provided by Party B and plans to continue to cooperate with Party B. According to the relevant laws and regulations, the following agreement is reached and abided by both parties. Parties agree to sign this agreement in accordance with the following terms.

I. Content of cooperation

1.	Party B agrees to provide to Party A, and Party A agrees to accept from Party B, the services set out in this agreement.
2.	Any party may not assign its rights, obligations and/or liabilities under this agreement to a third party without the prior written permission of the other party;
3.	Party A agrees that it will provide Party B with the relevant data and necessary information necessary for the completion of the cooperation, and will operate in accordance with the program provided by Party B;
4.	Party B agrees to provide Party A with standard services within its capacity to meet Party A’s reasonable needs in information technology matters.

II. Services

The technical consulting services provided by Party B to Party A include:

1.	Provide professional skill training classes and support to Party A’s employees, both face-to-face and online;
2.	According to the employee’s skill and career development needs and the company’s current situation, design the training program to match the career development needs, provide the employees what they need for development, and help the company complete its talent strategy;
3.	Provide advice on the use of educational technology products;
4.	Provide counseling services on vocational education;
5.	Provide educational training materials and educational equipment maintenance services.

III. Duration of service

1.	Term of Service: November 1 , 2024 to March 31, 2025
2.	The agreement will be automatically terminated upon expiration if there are no objections from both parties.
3.	Both parties have the right to initiate termination of this Agreement by giving 30 working days’ written notice to the other party and reaching a unanimous written agreement.

IV. fee settlement

1.	Party A shall pay Party B the consulting fee required for the provision of the consulting service in a timely manner, and the “Total Service Fee” shall be RMB 2,600,000.00 (two million six hundred thousand yuan) inclusive of tax.
2.	Party A shall pay the service fee in the amount of RMB 1,000,000.00 (one million yuan) within 3 working days after the signing of this Agreement; the amount of RMB 1,000,000.00 (one million yuan) by December 31, 2024; and the amount of RMB 600,000.00 (six hundred thousand yuan) by March 31, 2025; and Party B shall issue a VAT invoice of the corresponding amount to Party A within five working days after receiving the service fee.
3.	Both parties agree that the relevant VAT amount shall be borne by Party A; the applicable VAT rate is the then effective rate by the General Administration of Taxation. In case of small differences in the VAT amount, the actual invoiced amount shall prevail.
4.	Your bank account information is as follows: Account Name: Shenzhen Qianhai Jisen Information Technology Co. Ltd. Bank of deposit: Shenzhen Construction Bank Account number:

V. Change of Services

1.	Changes to this agreement must be agreed upon by both parties to be effective. Either party may request changes to the Data Processing and Analysis Services. Any request for changes must be submitted in writing;
2.	Depending on the scope and complexity of the change request, Party A and Party B may negotiate the costs to be incurred in realizing the change request;
3.	The party requesting the change shall submit a written request describing the change, the reasons for the change and the effect the change will have, and submit it to the other party for discussion, and the receiving party shall notify the proposing party of its decision within three weeks of receipt of the request.

VI. Data protection

1.	Ownership of Data: Party B acknowledges that all Customer Data and rights relating thereto shall remain the sole property of Party A that will retain all rights subsisting in such data;
2.	Protection: Party B shall take all necessary measures to safeguard the data for a specified period of time in accordance with current accepted business practices and guidelines issued by regulatory bodies with adjudicative powers to ensure the security and integrity of all data and to prevent the destruction, modification and loss of data;
3.	Party B must keep the data and all information related to the services confidential at all times and shall not use the data for any purpose other than the fulfillment of its obligations under this Agreement (except as otherwise provided by the laws, regulations and regulatory requirements of the PRC);
4.	Without Party A prior written consent, Party B shall not disclose the Data (whether in whole or in part) to any person except as may be necessary for the consideration and purpose of this Agreement or as may be required by the laws and/or legal requirements of the PRC.

VII. Confidentiality

Either party will treat all information relating to the business of the other party as business secrets and is obliged to keep it confidential and not to disclose any information obtained at the time of the negotiation of this agreement or during the agreement period to any third party (unless otherwise provided for by PRC laws and regulations and regulatory requirements).

VIII. Force Majeure

In case of national laws, policy adjustments and force majeure factors that make it impossible to continue the implementation of this agreement, the two parties shall terminate the agreement by mutual agreement without assuming the responsibility for breach of agreement, and the losses shall be borne by each party.

IX. Breach of Agreement

If either party fails to fulfill or incompletely fulfills its obligations under the agreement, unless otherwise agreed, the other party has the right to demand that the breaching party be held liable for the breach of agreement and pay a breaching fee at the rate of 10% of the fee in the agreement, and to demand that the breaching party to pay compensation for the damages.

X. Dispute resolution

Any disputes arising from the fulfillment of this agreement shall be resolved by Party A and Party B through friendly consultation. If the negotiation fails, either party may file a lawsuit with the competent court in the place where Party B is located. The laws of mainland China shall apply to this Agreement, its conclusion, entry into force, validity, interpretation and fulfillment, and all matters relating to this Agreement.

XI. Others

1.	Any matters not covered in this agreement shall be resolved through consultation between the two parties and a supplementary agreement shall be signed; the supplementary agreement shall have the same legal effect as this agreement.
2.	Party A’s contact person is: (Email:)
3.	Party B’s contact person is: BinYu Bai (Email:)
4.	This agreement shall enter into force after both parties have signed and sealed it. This agreement is in two copies and has the same legal effect.

(no text below)

(This page is a agreement signature page)

Party A: Beijing Puda Education Technology Co. Ltd. (Stamped)

/s/Beijing Puda Education Technology Co. Ltd.

Legal representative/authorized representative:

Date: October 21, 2024

Party B: Shenzhen Qianhai Jisen Information Technology Co. Ltd. (Stamped)

/s/Shenzhen Qianhai Jisen Information Technology Co. Ltd.

Legal representative/ authorized representative:

Date: October 21, 2024